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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2011

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 575, 510 Burrard Street Vancouver, B.C. V6C 3A8

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

575-510 BURRARD STREET, VANCOUVER, BC, CANADA V6C 3A8 TEL: 604.669.6660 FAX: 604.669.0898 WWW.KISKAMETALS.COM TSX-V: KSK CONTACT: DREW MARTEL OR JASON WEBER

NEWS RELEASE

Kiska Provides Whistler Project, Alaska Update;
Drills 83.0 metres of 1.2 g/t gold at Raintree West

KSK10-31

Vancouver, BC – December 1, 2010:  Kiska Metals Corporation (“Kiska” or the “Company”) reports results of exploration drilling at Raintree West, Island Mountain and the Whistler Deposit, at the Company’s wholly-owned Whistler Project, Alaska.

Highlights include drill hole WH10-24, drilled at the Raintree West target, which returned 83.0 metres of 1.2 g/t gold, 11.8 g/t silver, 0.06% copper, 0.53% lead and 1.08% zinc within a larger interval that averaged 0.47 g/t gold, 5.4 g/t silver, 0.04% copper, 0.23% lead and 0.51% zinc over 299 metres. Drilling was also successful in identifying gold mineralization at a new target area at Island Mountain, as well as expanding the Whistler Deposit to depth. Rock and soil sampling at Island Mountain have defined a kilometre-scale geochemical footprint encompassing the Discovery Breccia that has only been partly drill tested and a second, comparable anomaly further to the north that has yet to be drilled.

“The Raintree West target lies within 1.5 kilometres of the Whistler Deposit and represents a distinct porphyry system,” stated Mark Baknes, VP Exploration for Kiska Metals. “Results to this point indicate we are drilling peripheral-style mineralization and alteration on the southern and eastern margins of the Raintree West porphyry centre. Our exploration efforts at Raintree West in 2011 will focus on expanding the target to the north where we see multiple lines of evidence suggestive of a productive porphyry system. Certainly Raintree West will join Island Mountain as important targets of exploration for Kiska in 2011.”

“We are very pleased with the progress we have made with exploration at the Whistler Property through the last half of 2009 and 2010. We are building a new gold-copper district in Alaska with four distinct porphyry discoveries in addition to the Whistler Deposit and at least 15 geophysical targets in close proximity to Whistler that have yet to be fully tested,” stated Jason Weber, P.Geo., President and CEO of Kiska Metals Corporation. “We intend to build on the success of the 2010 program in 2011 with a focus on advancing the Island Mountain, Raintree East, Raintree West and Rainmaker discoveries. We believe the 2011 exploration program has the potential to serve a watershed event in terms of discovery at the Whistler project and value creation for Kiska shareholders.  The 2011 program is slated to commence in March, the details of which will be released when finalized early in the new year.”

All results from the 2010 program have now been received. Kiska completed a total of 16,594 metres of drilling in 35 holes on the Whistler Property in 2010. Highlights of the 2010 campaign include the expansion of the Island Mountain and Raintree target areas, a new discovery at Raintree East (90 metres averaging 0.42 g/t gold, 1.3 g/t silver and 0.10% copper), the expansion of the Whistler Deposit at depth and the identification of distal-style porphyry alteration in drill holes within a few kilometres of the Whistler Deposit. Completion of an updated Whistler Deposit resource estimate, which includes the five holes drilled at the deposit in 2010 and eight holes in 2008 is underway. Management expects the resource update to be completed and released in early 2011.

Raintree West

WH10-24 was drilled 100 metres south of WH09-02, which returned an intercept of 471.6 metres averaging 0.38 g/t gold, 4.7 g/t silver, 0.09% copper, 0.15% lead and 0.35% zinc. The hole was drilled to the west returning a 299 metre interval of 0.47 g/t gold, 5.4 g/t silver, 0.04% copper, 0.23% lead and 0.51% zinc highlighted by a subinterval that returned 83.0 metres of 1.20 g/t gold, 11.8 g/t silver, 0.06% copper, 0.53% lead and 1.08% zinc. This mineralization is dominated by lead-zinc-bearing veinlets interpreted as late-stage features developed peripheral to high temperature porphyry style mineralization. Two additional holes were completed at Raintree West. Both were collared east of holes WH10-24 and WH09-02 and drilled to the west intersecting a large fault zone that may bound or offset mineralization to the east. No significant results were returned from these holes. The results of the current program provide evidence for a porphyry centre to the north of our current drilling.

Raintree West Highlights – WH10-024

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Lead (%)	Zinc (%)	Gold eq. * (g/t)	Gold eq.** (g/t)
WH10-024	5	304	299	0.47	5.4	0.04	0.23	0.51	0.63	1.08
including	168	251	83	1.20	11.8	0.06	0.53	1.08	1.48	2.49

*  Gold equivalent calculations based on full recoveries and $550 per ounce gold, $8 per ounce silver and $1.50 per pound copper

** Gold equivalent calculations based on full recoveries and $550 per ounce gold, $8 per ounce silver,  $1.50 per pound copper, $0.60 per pound lead and $0.45 per pound zinc.

Island Mountain

The final hole of the 2010 drilling campaign at Island Mountain, IM10-15, was collared 450 metres northwest of the Discovery Breccia. This reconnaissance drill hole tested a new target area of disseminated pyrrhotite mineralization hosted in diorite, with nearby rock samples returning gold results of 1.9 and 0.52 g/t (termed the “Sandwich Zone”). The hole intersected anomalous gold geochemistry along its entire length primarily with disseminated pyrrhotite in diorite. However the higher grade intercept of 13.7 metres averaging 3.69 g/t gold corresponds with intense feldspar alteration and local brecciation within an envelope of disseminated magnetite.

      Island Mountain Drilling Highlight Results

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold eq.* (g/t)
IM10-015	168.5	182.2	13.7	3.69	0.2	0.01	3.71
	274.0	276.0	2.0	10.50	2.3	0.04	10.61

        *  Gold equivalent calculations based on full recoveries and $550 per ounce gold, $8 per ounce silver and $1.50 per pound copper

A total of 1305 soil samples and 181 rock samples were collected on Island Mountain in conjunction with detailed and reconnaissance scale mapping. In the vicinity of the Discovery Breccia, soil and rock sampling has expanded the target area to 2 by 1.5 kilometres in size as defined in a roughly northwest oriented gold (>175 ppb) – copper (>320 ppm) soil anomaly encompassing strongly anomalous rock results. A new north-trending anomaly of the same strength has been defined by a 2 by 1.2 kilometre gold-copper anomaly north of the Cirque Zone. Both of these broad anomalies contain zones of much higher soil geochemical response exceeding 375 ppb gold and 800 ppm copper. Several other smaller and less well defined anomalies also exist at Island Mountain that will require additional sampling to define their full extents and identify targets for drilling in 2011.

Whistler Deposit Drilling

A total of five holes were completed at the Whistler Deposit, targeting the western margins of the deposit with four holes drilled to the west and fifth hole collared on the eastern side of the deposit drilled to the west. The objective of this drilling was to expand the margins of the deposit as well as test its depth continuity as successfully shown in WH10-19 (previously released). WH10-20, the single hole to be collared on the eastern side of the deposit, skirted the eastern edge of the host diorite but was successful in expanding the >0.3 g/t gold-equivalent shell a further 100 metres to depth. The bottom few metres of the hole (EOH 851.9 metres) did intersect porphyry stockwork veining indicating the potential to expand porphyry mineralization to depth.

The remaining three holes, all collared to test the western margins of the deposit, intersected mineralization in >0.3 to 0.7 g/t gold equivalent range. Porphyry-style alteration persists to depth in all three holes suggesting that further potential to expand Whistler exists at depth.

Whistler Deposit Drilling - Highlights

Hole	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold eq. * (g/t)
WH10-020	486.0	507.0	21.0	0.51	1.5	0.254	1.01
	564.0	654.1	90.1	0.30	1.50	0.153	0.61
WH10-021	544.0	738.0	194.0	0.19	1.1	0.159	0.50
WH10-022	424.3	501.7	77.4	0.24	2.2	0.135	0.52
	649.2	672.9	23.7	0.18	1.0	0.191	0.55
WH10-023	316.1	699.0	382.9	0.14	1.5	0.137	0.41
Including	319.3	414.0	94.7	0.15	2.0	0.166	0.49
and	554.0	570.0	16.0	0.14	3.0	0.281	0.71
and	642.6	699.0	56.4	0.36	1.1	0.201	0.75

                     *  Gold equivalent calculations based on full recoveries and $550 per ounce gold, $8 per ounce silver and $1.50 per pound copper

Plan maps and cross-sections for Raintree West, Island Mountain and Whistler Deposit drilling can be found at http://www.kiskametals.com/s/Whistler.asp?ReportID=370037

About Kiska Metals Corporation

Kiska Metals Corporation is a mineral exploration company focused on advancing the Whistler Project, Alaska, which includes a multi-million ounce gold-copper resource and excellent exploration potential.  Kiska has renowned technical expertise and a quality exploration portfolio with numerous early stage exploration opportunities around the world, some held in partnership with a selection of the world’s largest and most successful gold and base metal producers.

Qualified Person Statement

The content of this release has been reviewed by Mark Baknes, P. Geo., Vice President of Exploration of Kiska Metals Corporation. Mr. Baknes is a Qualified Person as defined under the terms of National Instrument 43-101. Rock samples were prepared for assay at ALS Chemex labs in Fairbanks, Alaska, and analyzed for multiple elements at ALS Chemex labs in North Vancouver, British Columbia.

On behalf of Kiska Metals Corporation

“Jason Weber”

Jason Weber, P.Geo., President & CEO

CAUTIONARY STATEMENT: No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements". Other than statements of historical fact, all statements included in this release, including, without limitation, statements regarding future plans and objectives of Kiska Metals Corporation, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kiska's expectations are the risks detailed herein and from time to time in the filings made by Kiska Metals Corporation with securities regulators. Those filings can be found on the Internet at http://www.sedar.com and http://www.sec.gov/edgar.